DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

November 5, 2009

VIA OVERNIGHT COURIER AND EDGAR

Ms. Jennifer Gowetski

Ms. Angela McHale

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3010CF/AD8

Washington, D.C. 20549

Re:	KBS Legacy Apartment Community REIT, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed on November 5, 2009
File No. 333-161449

Dear Ms. Gowetski and Ms. McHale:

On behalf of our client, KBS Legacy Apartment Community REIT, Inc. (the “Registrant”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to C. Preston Butcher, Chief Executive Officer of the Registrant, dated October 21, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter.

For the Staff’s convenience, the Registrant is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to indicate the location of changes from Amendment No. 1 filed on October 2, 2009, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the marked courtesy copies of Amendment No. 2.

What is the experience of your KBS sponsors?, page 8

1.	We note your response to comment 11 and your disclosure on pages 5 and 66 that the day-to-day operations will be managed by KBS Capital Advisors. We further note your disclosure on page 5 regarding the operating agreement with your sub-adviser. Please revise your disclosure to highlight the statement you make in your supplemental response that the day-to-day duties related to the acquisition, asset management, and disposition of your properties will be handled primarily by the Legacy sponsors.

We have made the requested revisions. See pages 8 and 67 of Amendment No. 2

November 5, 2009

Page Two

What conflicts of interest will your sponsors face?, page 11

2.	We note your added disclosure in response to comment 12 that the agreement “does not require that the investors actually have received the return prior to the issuance of the promissory note or payments under it.” Please clarify whether the investors will be guaranteed the 8% return. In addition, to the extent applicable, please disclose any risks related to the fact that investors would not have actually received the return prior to the payment to your advisor. Lastly, please add this fee disclosure to the fee tables on pages 16 and 78.

We have added disclosure to clarify that, in the event that the liquidation value of the Registrant’s assets were to decline relative to the appraised value of the Registrant’s assets as of the termination date of the advisory agreement, the Registrant may nevertheless be obligated to pay a termination fee even if its stockholders do not ultimately receive an 8.0% per year cumulative, non-compounded return on their investment. See page 13 of Amendment No. 2. We have added corresponding risk factor disclosure. See page 36 of Amendment No. 2. We have also added a discussion of the subordinated performance fee due upon termination of the advisory agreement to the summary and full management compensation tables. See pages 19 and 81 of Amendment No. 2.

What are the fees that you will pay to your sponsors, their respective affiliates and your directors?, page 15

3.	We note your response to comment 14 and the revised disclosure on page 80. Please tell us whether the acquisition fees used to calculate your asset management fee include acquisition advisory fees and/or any other fees payable by you to your advisor or sub- advisor. For example, do amounts payable to your advisor as acquisition advisory fees or any other fees increase the total sum of the cost of all real estate investments and therefore increase the asset management fee? Confirm that you will include similar disclosure in the prospectus.

In response to your comment, the Registrant has elected to revise the method by which the asset management fee is calculated to exclude all acquisition fees. As a result, acquisition fees payable to the advisor, including the acquisition advisory fee, will not increase the total sum of the cost of all real estate investments and therefore will not increase the asset management fee. See pages 18, 79 and 82-83 of Amendment No. 2.

Will I be notified of how my investment is doing?, page 28

4.

We note your response to comment 17, and we reissue the comment. We note your disclosure regarding the estimated per share value; however, the comment was focused on the actual per share value. Please revise your disclosure to clarify that investors will not be notified of the actual per share value until 18 months after the completion of the

November 5, 2009

Page Three

offering, which may be extended. Also, we note your risk factor disclosure on page 39. Please revise the risk factor to note that your offering stage may be extended, and please provide the latest possible extension date.

We have revised the disclosure to clarify that stockholders will not be provided with a per share value of the Registrant’s shares that is based on an estimate of the fair market value of the Registrant’s assets, or upon any basis other than the most recent offering price, until 18 months after the completion of the Registrant’s offering stage, which may extend beyond the completion of the current offering. See pages 28-29 of Amendment No. 2.

However, we respectfully submit that it would not be appropriate to characterize any estimates of share value that the Registrant will provide 18 months after the completion of its offering stage as the “actual” per share value and therefore we have refrained from using this terminology in the prospectus. As we note on page 29 and in the corresponding risk factor on pages 39-40 of Amendment No. 2, when determining the estimated value of the Registrant’s shares by methods other than the last price paid to acquire a share in an offering, the Registrant’s advisor, or another firm that the Registrant chooses for that purpose, will estimate the value of the shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may not accurately reflect the fair market value of the Registrant’s assets and will not likely represent the amount of net proceeds that would result from an immediate sale of the Registrant’s assets. Until the Registrant’s shares are listed on an exchange or actively traded by broker-dealers, if ever, stockholders will not have access to a per share value that corresponds directly to the actual price they could expect to receive upon a disposition of their investment.

We have revised our risk factor disclosure to make the clarification described above, however we respectfully submit that the risk factor already notes that the Registrant’s offering stage may be extended and indicates that there is no fixed limit on the duration of the offering stage. In particular we note the following statements in the second paragraph of the risk factor:

“We will consider our offering stage complete when we are no longer offering equity securities – whether through this offering or follow-on public or private offerings – and have not done so for 18 months. If our board of directors determines that it is in our best interest, we may conduct follow-on offerings upon the termination of this offering. For purposes of this definition, we will not consider an “equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership.) Our charter does not restrict our ability to conduct offerings in the future.” See pages 39-40 of Amendment No. 2.

Payment of fees to KBS Capital Advisors. page 40

5.	We note your response to comment 20. Please revise your disclosure to clarify the point you make in the last sentence of the supplemental response that the applicable return thresholds could be reduced from 8% to 6% without stockholder approval.

November 5, 2009

Page Four

We have made the requested revision. See page 41 of Amendment No. 2.

The Sub-Advisor, page 75

6.	We note your response to comment 24. Please explain the purpose for using the sub-advisor as a vehicle for KBS Capital Advisors to delegate duties, only to have the same duties re-delegated to KBS Capital Advisors, Please explain why KBS Capital Advisors would not simply retain the duties they plan to perform and delegate the others to the Legacy sponsor.

The sub-advisor is a joint venture between the two sponsors, KBS and Legacy. The parties entered into the joint venture arrangement because of the desire that the REIT sponsorship be a true joint effort. However, by having KBS take ultimate responsibility for the advisor’s duties (and thus have the primary contractual relationship with the Registrant as the advisor), the parties can leverage KBS’s reputation in the market.

The joint venture relationship is a unique sub-advisory relationship and can be distinguished from a more typical sub-advisor relationship where only certain duties are delegated to the sub-advisor. In the present case, the joint venture arrangement is a mechanism to establish the relative economic and non-economic rights and responsibilities of the parties rather than a mechanism to delegate responsibilities and then re-delegate back certain responsibilities. As the Staff implied in its comment, in a pure sub-advisory arrangement, the sub-advisor would be delegated more limited responsibilities. In this case, between the two parties, KBS and Legacy have agreed to perform all of the advisor’s responsibilities.

The arrangement can also be distinguished from a typical sub-advisory relationship because it was necessary to provide Legacy some contractual assurance as to KBS’s performance of its duties. We believe it would be unusual in a pure sub-advisor agreement (i.e., an independent contractor agreement) for the advisor to contractually agree to duties it had already agreed with the Registrant to perform. Additionally, the joint venture agreement contains provisions regarding how the financing of the organization costs would be divided between the parties – another feature we do not believe would be usual in an independent contractor (sub-advisory) agreement. Finally, the joint venture arrangement also allowed the parties to share in all the fees, which is consistent with the joint nature of the undertaking and which would be inconsistent with a sub-advisory relationship (where the sub-advisor would typically only share in the fees associated with the specific tasks it performs). Accordingly, each party felt that the best way to reap the benefit of KBS’s reputation and at the same time assure each other that it would perform its responsibilities and be able to share in the economic costs and benefits was to do so through a joint venture structured as the parties have done.

November 5, 2009

Page Five

Other Affiliates, page 75

7.	We note the disclosure on the bottom of page 76. Please clarify whether all fees will be assigned to your sub-advisor or note those fees that will be retained by your advisor. In addition, please explain how your sub-advisor will allocate these fees between your advisor and Legacy Partners.

We have revised the disclosure to clarify that all of the fees payable to the advisor pursuant to the advisory agreement, as well as the right to receive certain expense reimbursements, are assigned to the sub-advisor and then distributed to the two members of the sub-advisor. With regard to how the sub-advisor will allocate the fees between the KBS Capital Advisors and Legacy Partners Residential Realty, we respectfully submit that such disclosure would not be material to an investment in the Registrant. Because the Registrant has disclosed the amounts of all fees that are payable to the advisor and subsequently assigned to the sub-advisor, we would contend that the manner of allocating the fees among the two members of the sub-advisor would generally be irrelevant to an investment in the Registrant unless the manner of the allocation would result in a conflict of interest between such member and the Registrant. We have separately identified and disclosed the conflicts of interest among the Registrant and the advisor and its affiliates (including the sub-advisor) that are created by the compensation arrangements under the advisory agreement (see pages 89-90 of Amendment No. 2). We do not believe that the manner of allocating the fee income among the members of the sub-advisor aggravates or mitigates these conflicts of interest. By analogy, in a case where an externally managed REIT is advised by a single advisor in which several individual sponsors own membership interests, it would not be typical to include detailed disclosure regarding the manner for allocating distributions of advisory fee income among the various individual members. Such information is typically omitted because, although the collective rights of these individual sponsors relative to the REIT are critical to evaluating an investment in the REIT, the interests of the individual sponsors relative to each other are typically aligned and therefore not material to an investment in the underlying REIT. We would contend that the same is true in the present case between KBS Capital Advisors and Legacy Partners Residential Realty, LLC.

Management Compensation, page 78

8.	Please clarify that you will reimburse your advisor for the costs of the customary acquisition expenses and whether there are any limits on reimbursements to your advisor.

We have revised the management compensation to clarify that the Registrant will reimburse the advisor for customary acquisition expenses. We have also added a reference to footnote disclosure to the management compensation table that describes the limitation in the Registrant’s charter that restricts the Registrant from purchasing property or making other investments if the total of all acquisition fees and expenses relating to the investment exceeds 6% of the contract purchase price or 6% of the total funds advanced unless the Registrant’s conflicts committee

November 5, 2009

Page Six

approves (by majority vote) the acquisition fees and acquisition expenses and determines the transaction to be commercially competitive, fair and reasonable to the Registrant.

Conflicts of Interest, page 85

9.	We reissue comment 29, in part. Please revise to clarify which entities may directly compete with you for investment opportunities. We note from your disclosure that certain entities may compete with you for the time of the key professionals, but it is unclear which entities will compete with you for investment opportunities.

In response to this comment, the Registrant confirms that, due to (i) the imposition of contractual restrictions on the competing business activities of the Registrant’s sponsors and their affiliates (as described on pages 92-93 of Amendment No. 2) and (ii) the differing categories of real estate that are the focus of the existing programs being sponsored by the Registrant’s sponsors, there are no programs controlled by the Registrant’s sponsors, that now, or that will during the period of time when the Registrant is investing capital from this offering, compete directly with the Registrant for investment opportunities in equity investments in apartment community properties. As a result, we do not believe that there currently exists a material conflict of interest related to competition with same-sponsored programs for investment opportunities.

Prior Performance Summary, page 118

10.	We note your response to comment 38 and the revised disclosure on pages 119, 121 and 122. Please revise your disclosure to more fully explain what you mean by adversely affected the recoverability of certain assets and discuss the impact, if any, on distributions to investors and how such distributions were funded with respect to the Legacy and KBS programs.

We have revised the disclosure to more fully explain how adverse business events have affected the recoverability of assets owned by the Legacy-sponsored programs and we have added disclosure regarding the distribution policies of these programs. See pages 123-127 of Amendment No. 2.

We have also revised the disclosure to discuss the impact of the adverse business events on the payment of distributions to KBS REIT I stockholders. See page 131 of Amendment No. 2.

11.

We note your disclosure on page 129 regarding the private programs managed by KBS investment advisors that: “In all cases, affiliates of Messrs, Bren and Schreiber had responsibility for acquiring, investing, managing, developing and selling the real estate and real estate-related assets of each of the funds.” Please tell us whether Messrs. Bren and Schreiber had sole responsibility for acquiring, investing, managing, developing and selling the real estate and real estate-related assets of each of the funds and discuss whether investors or other entities or individuals were involved in such decisions or had material

November 5, 2009

Page Seven

voting rights, such as the right to review or approve investment properties prior to purchase or the right to approve a sale or refinancing. In addition, please provide similar information regarding how investment decisions are made with respect to the private funds managed by Legacy sponsors.

With respect to the KBS private programs described in the prior performance summary beginning on page 134 of Amendment No. 2, we confirm that in each case, Messrs. Bren and Schreiber had sole responsibility for acquiring, investing, managing, developing and selling the real estate and real estate-related assets of each of the funds. The investors in these funds were not involved in such decisions and did not have material voting rights related to the approval of investment purchase or the right to approve a sale or refinancing. We refer you to the extensive discussion of this issue between the Registrant’s KBS sponsors and the Staff in connection with the registration of KBS REIT I’s initial public offering (see correspondence with the Staff dated October 12, 2005, October 27, 2005 and November 16, 2005, highlighted and attached supplementally) during the course of these discussions the Staff requested and reviewed the partnership agreements of the KBS private programs, and the Registrant’s sponsor ultimately agreed to remove seven private funds from its prior performance summary and tables. This change was made in response to the Staff’s concern that the investors in these funds were not sufficiently passive due to the presence of approval rights with respect property acquisitions and therefore these were not the types of programs contemplated to be disclosed in prior performance tables under Industry Guide 5.

We have also revised the disclosure to provide similar information regarding the private programs managed by affiliates of our Legacy sponsors. See pages 121-126 of Amendment No. 2.

Prior Performance Tables, page F-17

12.	Refer to Table I on page F-19 and Table I on page F-31. Please revise to indicate that the dollar amount raised is 100% and calculate all remaining percentages in the table from such amount.

Table I on Page F-19, currently includes additional line items to distinguish between proceeds that have been contractually committed by the investors in the relevant program (which we currently refer to as the “Dollar amount raised”) and the amount of proceeds that have been called by the Legacy-affiliated manager and funded by the investors in connection with particular investments (which we refer to as “Dollar amount funded”). As discussed in our October 27, 2009 telephone conversation, we will revise Table I to present the amount actually funded to date on the face of the table in the “Dollar amount raised” line and we will move the amounts representing contractually committed amounts to a corresponding footnote. We note that the current “Dollar amount funded” line item does represent 100% of the amount available for investment before offering expenses and reserves and it is the amount used to calculate the remaining percentages in the table. We believe that this is consistent with the Staff’s request.

November 5, 2009

Page Eight

With respect to Table I on page F-31, we note that although we have included an additional line item to show the percentage amount raised relative the total amount offered, we have used the dollar amount raised as 100% of the amount available for investment before offering expenses and reserves and have used that amount to calculate the remaining percentages in the table, as the Staff has requested.

13.	Refer to Table II on page F-33. Please revise to clarify the dollar amount raised for Commingled Account 12/96 and Separate Account 12/98 and complete the ‘Date offering commenced’ row for each program listed.

We have revised Table II on page F-33 to clarify the dollar amounts raised for Commingled Account 12/96 and Separate Account 12/98. With respect to the “Date offering commenced” row, we have revised the Table to include commencement dates for KBS REIT I and KBS REIT II.

However, as discussed with the Staff in connection with the review of KBS REIT II’s initial public offering (see correspondence with the Staff dated February 19, 2008, highlighted and attached supplementally), the private programs included in Table II did not conduct continuous offerings. These programs are partnerships that raise capital only as assets are identified by a KBS affiliate acting as the general partner pursuant to a partnership agreement among the KBS affiliate and the investor(s). The investor(s) in the partnership contribute capital after the KBS affiliate determines that the acquisition meets the investment objectives that the KBS affiliate has established for the partnership, i.e., after the KBS affiliate has performed the necessary due diligence with respect to the acquisition. For the purpose of determining whether these programs had offerings close during the relevant period for the table, we included programs that had acquisitions close during the period. We note further that five of the private programs (Commingled Accounts 12/96, 6/98 and 6/99, and Separate Accounts 10/97 and 12/98) did not acquire any properties during the relevant period, but are included in the table because they made payments to a KBS affiliate during the period covered by the table. Because it would be difficult to succinctly reflect this information on the face of the table, we have used footnotes to discuss these offerings.

We greatly appreciate the Staff’s assistance in processing this filing. If you should have any questions about this letter or require any further information, please call Damon McLean at (929) 786-2011 or me at (919) 786-2002.

Very truly yours,

DLA Piper LLP (US)

Robert H. Bergdolt

Partner

cc:	C. Preston Butcher, Chief Executive Officer
KBS Legacy Apartment Community REIT, Inc.